June 20, 2000

Securities and Exchange Commission
450 5th Street Northwest
Washington, D.C.

         Re: Suspension of SB-2 for Internet Stock Market Resource SEC Files No. 333-88279
         Effective Date of Registration: February 11, 2000

Dear Sirs:

         We hereby request the immediate suspension of the effectiveness of the above-referenced Registration Statement.

         The reason for the suspension is our having signed a contract with Michael Brette pursuant to which Mr. Brette intends to acquire approximately 80% of the outstanding shares of our common stock in exchange for certain material assets owned by Mr. Brette. This transaction, if closes, would result in a change of control of the company and the injection of a substantial number of assets into ISMR.

         After this transaction closes, we intend to amend the above-referenced Registration Statement.

         We are in the process of preparing Form 8-K for filling to provide notice of the signing of the contract with Mr. Brette.

                                       Sincerely,

                                       Internet Stock Market Resources, Inc.


                                       By: /S/  A. N. KYRIAKIDES
                                          ---------------------------------
                                           A. N. Kyriakides, Chairman